Fortuna intercepts 2.6 kg/t Ag and 10.8 g/t Au over 3 m at Trinidad North Discovery, San Jose Mine, Mexico.

Vancouver, April 29, 2014-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX:FVI) (BVL: FVI) (Frankfurt: F4S.F) is pleased to announce additional results for step-out drilling of the Trinidad North discovery located contiguous with the San Jose Mine in Oaxaca, Mexico. Assay results are included for eight drill holes completed in March and April of 2014. The results continue to confirm the extension of the Trinidad North zone with high-grade silver-gold mineralization present over wide vein widths. The results reported herein lie within a 230 meter strike extension of the Trinidad system and generally outside of the limits of the existing Inferred Resources.

Highlights of Step-out Drilling

SJOM-349A

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929 g/t Ag and 4.87 g/t Au (1,221 g/t Ag Eq) over ETW* of 4.5 m and

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1,808 g/t Ag and 13.21 g/t Au (2,601 g/t Ag Eq) over ETW of 4.1 m

SJOM-359

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887 g/t Ag and 4.04 g/t Au (1,129 g/t Ag Eq) over ETW of 3.4 m

SJOM-364

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2,573 g/t Ag and 10.77 g/t Au (3,219 g/t Ag Eq) over ETW of 3.0 m

* ETW = Estimated True Width

Dr. Thomas I. Vehrs, Vice President of Exploration, commented: “The results of the step-out drilling at Trinidad North continue to confirm the presence of a robust mineralized system with excellent potential for further expansion. Particularly impressive are the results of drill hole SJOM-364 which encountered high-grade silver and gold mineralization at the extreme northern limit of the current drilling. This drill intercept is located 50 meters to the north of the previously reported high-grade intercept in drill hole SJOM-335 (3,511 g/t Ag and 15.04 g/t Au (4,413 g/t Ag Eq) over ETW of 3.7 m) (see Fortuna news release of January 21, 2014) and validates that the mineralized system remains open along strike to the north and to depth. The vertical extension of the mineralized zone currently exceeds 600 meters.”

The Trinidad North discovery was announced in February of 2013 (see Fortuna news release of February 4, 2013) and a maiden resource for the Trinidad North zone was announced in October of 2013. At a 70 g/t Ag Eq cutoff, Inferred Resources at Trinidad North as of the July 4, 2013 data cutoff date were estimated at 1.9 Mt averaging 269 g/t Ag and 1.67 g/t Au, containing 16.3 Moz Ag and 100.8 koz Au. Resource estimates at higher cutoff grades were also presented and the reader is referred to the October 17, 2013 news release for additional information. Step-out drilling of the Trinidad North discovery was initiated in late September of 2013 with initial results being reported in Fortuna news releases dated November 25, 2013, January 21, 2014 and March 10, 2014. Drilling is currently being carried out from two underground drill stations located at the 1300 meter level with work underway to advance the underground access a further 300 meters to the north to allow for further testing of the strike extension of the mineralized system.

Assay Results for Principal Mineralized Intervals – Trinidad North Step-out Drilling

Hole_Id	From (m)	To (m)	Int (m)	ETW* (m)	Ag (g/t)	Au (g/t)	Pb (ppm)	Zn (ppm)	Cu (ppm)	Ag Eq** (g/t)
SJOM-348	No significant mineralized intervals
SJOM-349A	314.00	317.90	3.90	1.7	238	1.20	539	820	25	310
	320.00	330.20	10.20	4.5	929	4.87	4402	7300	103	1221
	346.55	348.50	1.95	0.9	375	2.51	984	1808	65	526
	367.00	375.45	8.45	4.1	1808	13.21	5984	11838	905	2601
SJOM-353	415.45	415.85	0.40	0.2	857	7.58	4690	22900	109	1312
SJOM-356	344.10	346.50	2.40	1.1	127	0.79	506	906	44	175
	397.95	412.00	14.05	7.0	202	1.70	6182	12287	419	304
SJOM-359	386.40	387.05	0.65	0.4	1330	6.95	1165	2588	126	1747
	389.25	395.30	6.05	3.4	887	4.04	3759	9764	1110	1129
SJOM-360	336.00	339.00	3.00	1.5	352	2.33	505	775	163	491
	364.60	383.00	18.40	9.2	181	1.46	6643	9908	718	269
SJOM-364	437.90	439.00	1.10	0.5	195	1.37	789	1095	22	277
	462.05	467.30	5.25	3.0	2573	10.77	2616	4529	223	3219
SJOM-365	280.20	298.20	18.00	9.5	248	1.17	922	1690	31	318
	335.70	340.55	4.85	2.6	415	4.86	1917	3642	536	706

*ETW = Estimated True Width

** Ag Eq values estimated at Au:Ag ratio of 60 based on metal prices of US$1200/oz Au and US$20.00/oz Ag and metallurgical recoveries of 89 % for both Au and Ag; Averages calculated at cutoff of 70 g/t Ag Eq

Longitudinal sections for the Bonanza and Trinidad veins showing the location of the step-out drill hole results relative to the Trinidad North maiden resource area are available at the following link: http://www.fortunasilver.com/i/pdf/map/NR-Trinidad-North-Longitudinal-Sections-25-APR-14.pdf

San Jose Mine

The San Jose mine and processing plant were successfully expanded to 2,000 tpd in April 2014 (see Fortuna news release of April 14, 2014) and investigations are currently underway to assess the potential for a further expansion to 3,000 tpd. Production for the first quarter of 2014 was 997,035 oz silver and 7,627 oz gold, 12 percent and 13 percent above budget, respectively. Production guidance for 2014 is for the processing of 683,000 tonnes of ore averaging 203 g/t Ag and 1.56 g/t Au, resulting in the estimated production of 4.0 million ounces of silver and 30.4 thousand ounces of gold.

Quality Assurance & Quality Control

Following detailed geological and geotechnical logging, drill core samples are split on-site by diamond sawing. One-half of the core is submitted to the ALS Chemex Laboratory in Guadalajara, Mexico. The remaining half core is retained on-site for verification and reference purposes. Following preparation, the samples are assayed for gold and silver by standard fire assay methods and for silver and base metals by ICP and atomic absorption methods utilizing aqua regia digestion. The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 15 normal samples as well as the inclusion of duplicate samples for verification of sampling and assay precision levels.

Qualified Person

Thomas I. Vehrs, Ph.D., Vice President of Exploration is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth-oriented, silver-, gold- and base metal-producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The Company is selectively pursuing additional exploration and development opportunities in the Americas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca- Tel (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

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